FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 11, 2004

Commission File Number: 0001275816

PowerDsine Ltd.
(Translation of registrant's name into English)

1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]                                  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]                          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     On August 11, 2004, PowerDsine Ltd. (the “Company”) announced a special general meeting of shareholders to be held on September 8, 2004. The meeting is being held in order to comply with the Israeli Companies Law, which requires that a shareholders’ meeting be held within 90 days of completion of the Company’s initial public offering to elect external directors. At the meeting, shareholders will be asked to approve the compensation of external directors and approve the grant of options to the Company’s directors. Only shareholders of record of ordinary shares at the close of business on August 4, 2004 (the “Record Date”) are entitled to vote at the meeting.

The following documents are attached hereto and incorporated by reference herein:

Exhibit 1.	PowerDsine Ltd. Notice and Proxy Statement for a Special General Meeting of Shareholders to be held on September 8, 2004.

Exhibit 2.	PowerDsine Ltd. Proxy Card.

Exhibit 3.	Press Release, dated August 11, 2004, announcing the special general meeting of shareholders to be held on September 8, 2004 and the Record Date.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PowerDsine Ltd.

By: /s/ Igal Rotem

Igal Rotem
Chief Executive Officer

Date: August 11, 2004

Exhibit Index

Exhibit 1.	PowerDsine Ltd. Notice and Proxy Statement for a Special General
Meeting of Shareholders to be held on September 8, 2004.

Exhibit 2.	PowerDsine Ltd. Proxy Card.

Exhibit 3.	Press Release, dated August 11, 2004, announcing the special general meeting of shareholders to be held on September 8, 2004 and the Record
Date.